UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

 Date of Report: July 9, 2018

(Date of earliest event reported)

Electromedical Technologies, Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-2619815
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

16561 N 92nd Street, Suite 101 Scottsdale, AZ	85260
(Address of principal executive offices)	(Zip code)

888-880-7888

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.

On July 9, 2018, Electromedical Technologies, Inc. (the “Company”) entered into a KISS note with Blue Ridge Enterprises, LLC, a California limited liability company (the “KISS note”) in consideration for services to be rendered under a consulting agreement. The note can be converted in whole or in part into Common Stock at the earliest of (i) a subsequent equity financing with financing of greater than $1,000,000, (ii) a corporate transaction, (iii) quotation of the common stock on the OTC markets or (iv) one year. The KISS note has a variable valuation cap that depends on the date of conversion, which ranges from $82,497 to $142,458. The note entitles the holder of the KISS note to participation rights in future offerings and information rights. In addition, the Company entered into a side letter with respect to the KISS note, which grants the company a right of first refusal for the sale of the KISS note (in whole or in part) and shares issued under the KISS note.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Scottsdale, Arizona, on July 12, 2018.

Electromedical Technologies, Inc.

By:	/s/ Matthew N. Wolfson
Matthew N. Wolfson
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
6.4	KISS Note, dated July 9, 2018
6.5	Side Letter to KISS Note, dated July 9, 2018

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